Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

SERONO COMPLETES SECOND PHASE III TRIAL OF ITS PROPRIETARY RECOMBINANT HUMAN GROWTH HORMONE FOR HIV-ASSOCIATED ADIPOSE REDISTRIBUTION SYNDROME (HARS)

Successful completion of trial meets pre-specified primary and major secondary endpoints

Geneva, Switzerland and Rockland, MA, January 09, 2006 - Serono (virt-x: SEO  NYSE: SRA) announced today the completion of its pivotal Phase III double-blind, placebo-controlled trial of Serono’s recombinant human growth hormone in the treatment of HIV-associated Adipose Redistribution Syndrome (HARS), which met all pre-specified primary and major secondary endpoints.  Serono plans to submit the file to the FDA in the first half of 2006 and expects that the data will be presented at upcoming scientific meetings.

More than 300 patients enrolled in the trial to determine if daily administration of r-hGH as treatment for the abnormal fat accumulation and distribution associated with HARS reduces Visceral Adipose Tissue (VAT) more effectively than placebo.

In the first phase of the study, patients were randomly assigned to receive either r-hGH 4 mg daily, or placebo. Growth hormone was administered for 12 weeks and all patients were measured by CT scan to determine changes in VAT from baseline. In the second placebo-controlled phase of the study, r-hGH was administered as 2 mg on alternate days for 24 weeks to assess the ability of a maintenance regimen to sustain improvements in VAT.

“The completion of this important research study of r-hGH in HARS is a strategic milestone for Serono and may lead to an important advance for patients living with this condition, that not only affects their health but also their quality of life,” said Dr. Paul Lammers, Chief Medical Officer at Serono, Inc. “The rapid enrollment in the study demonstrates the need for treatment for this rare medical syndrome. We anticipate filing a supplemental New Drug Application (sNDA) in the first half of 2006.”

About HARS

HIV-associated adipose redistribution syndrome or HARS is characterized by fat maldistribution in HIV-infected patients. Patients with HARS experience abnormal, pathological accumulation of adipose tissue in the trunk, primarily in the form of visceral adipose tissue located deep within the abdomen, underneath the abdominal muscle wall. This fat accumulation may be present with or without fat depletion (lipoatrophy) and/or metabolic abnormalities.

Recombinant human growth hormone is not approved by the FDA for the treatment of HARS.

About Recombinant Human Growth Hormone

Recombinant Human Growth Hormone (r-hGH) is human growth hormone produced by recombinant DNA technology. Serono’s r-hGH products are indicated for the treatment of pediatric growth hormone deficiency, adult growth hormone deficiency, HIV wasting or cachexia and for the treatment of short bowel syndrome.

Growth hormone should be used with caution in patients with insulin resistance, glucose intolerance, diabetes, and in women who are pregnant or nursing. The most commonly reported adverse events include mild injection-site reactions, moderate muscle and joint pain, and edema/swelling.  Patients with a history of hyperglycemia or other risk factors for glucose intolerance or pancreatitis should be monitored closely.  Use of growth hormone is contraindicated in treatment of patients in intensive care units due to complications following open-heart surgery or abdominal surgery, multiple accidental trauma or acute respiratory failure; patients with active neoplasia; and patients with known hypersensitivity to growth hormone.

Full prescribing information for Serono’s approved indications, including important safety information, is available at www.seronousa.com.

Background material

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Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2005.  These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Serono

Serono is a global biotechnology leader.  The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®.  In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area.  The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology.  Currently, there are approximately 30 ongoing development projects.

In 2004, Serono achieved worldwide revenues of US$2,458.1 million, and a net income of US$494.2 million, making it the third largest biotech company in the world.  Its products are sold in over 90 countries.  Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

Package inserts for Serono’s US marketed products are available at www.seronousa.com or by calling 1-888-275-7376.

For more information, please contact:

Serono, Geneva, Switzerland:
Media Relations:	Investor Relations:
Tel: +41-22-739 3600	Tel: +41-22-739 3601
Fax: +41-22-739 3085	Fax: +41-22-739 3022
http://www.serono.com	Reuters: SEO.VS/SRA.N
Bloomberg: SEO VX/SRA US

Serono, Inc., Rockland, MA
Media Relations:	Investor Relations:
Stacie Madden	Tel: +1 781 681 2552
Tel: +1 781 681 2496	Fax: +1 781 681 2912
stacie.madden@serono.com
www.seronousa.com